July 14, 2017

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kinderhook Bank Corp.
Offering Statement on Form 1-A Filed June 1, 2017
File No. 024-10705

Ladies and Gentlemen:

This is in response to your Comment Letter dated June 28, 2017. You asked Kinderhook Bank Corp (“KBC”) to respond to your letter by amending the above-referenced Offering Circular on Form 1-A. Accordingly, KBC has filed an amended Offering Circular on SEC Form 1-A via the SEC’s EDGAR filing system in response to such Comment Letter.

Such amendment includes the following with respect to your comments. For your convenient reference, we have set forth each of your comments in bold type face and included our response to each comment.

1.          Part II – Information Required in Offering Circular

Cover Page of Offering Circular

1.          Please disclose the total amount of consideration to be received by the Patriot shareholders if the merger is completed. Also disclose the closing prices of Kinderhook common stock and Patriot common stock on March 13, 2017, the last trading day before the merger was announced, and as of a latest practicable date.

KBC has disclosed the total amount of consideration to be received by the Patriot shareholders if the merger is completed, as well as the closing prices of KBC common stock and Patriot common stock on March 13, 2017, the last trading day before the merger was announced, and as of July 11, 2017, the latest practicable date.

The National Union Bank of Kinderhook, 1 Hudson Street, Kinderhook, NY 12106 • 518.758.7101 • www.kinderhookbank.com

U.S. Securities & Exchange Commission

July 14, 2017

KBC’s Reasons of the Merger, page 42

2.          We note your reference in the penultimate paragraph on page 42 to a section entitled “Opinion of KBC’s Financial Advisor.” However, we are unable to locate this section. Please revise accordingly. Also, please include a copy of the referenced opinion as an appendix to the offering circular.

KBC has revised this disclosure and attached a copy of the Fairness Opinion rendered by its financial advisor as Annex G to the Proxy Statement/Offering Circular and has cross-referenced such Opinion in the text of the Proxy Statement/Offering Circular. As discussed, the shareholders of KBC do not vote with respect to the transaction. In addition, the Fairness Opinion of KBC’s financial adviser was not provided to Patriot or its financial advisor and, accordingly, should not be considered to be material to the matter to be considered and voted upon at the meeting of Patriot shareholders.

Opinion of Patriot’s Financial Advisor, page 43

3.          At the top of page 46, you state that the inclusion of the financial projection information should not be deemed an admission or representation by Patriot or Kinderhook that it is viewed as material information of Patriot. Similarly, at the end of the same paragraph you state that the financial projections are “not being included to influence your decision whether to vote” for the merger transaction and are being provided “solely” because they were made available to other parties in connection with the merger. These statements unduly limit a shareholder’s reliance on the offering circular disclosures. Please remove or revise as appropriate.

Such Section has been revised accordingly.

Pro Forma Financial Statements, page 71

4.          Please revise to provide an interim period pro forma statement of operations for the period ended March 31, 2017 as required by Rule 8-05 of Regulation S-X.

Such Section has been revised to include an interim period pro forma statement of operations for the period ended March 31, 2017 as required by Rule 8-05 of Regulation S-X.

U.S. Securities & Exchange Commission

July 14, 2017

5.          Please revise to present the historical basic and diluted per share data on continuing operations as well as the pro forma basic and diluted per share data on the face of the pro forma statement of operations. Please also present the number of shares used to compute the per share data.

The Section has been revised to present the historical basic and diluted per share data on continuing operations as well as the pro forma basic and diluted per share data on the face of the pro forma statement of operations and the number of shares used to compute the per share data.

6.          Please revise to include a pro forma note of the allocation of the purchase price.

Such Section has also been revised to include a pro forma note of the allocation of the purchase price.

We hereby confirm that no participant in the offering is required to clear its compensation arrangements with FINRA. As you know, the offering is exempt from registration in 17 of the 18 states in which shareholders of Patriot reside. We will confirm that at least one state has advised us that it is prepared to qualify or register the offering when we submit our request for qualification to the SEC.

U.S. Securities & Exchange Commission

July 14, 2017

Please contact the undersigned if you should have any questions with regard to this matter.

Very truly yours

KINDERHOOK BANK CORP.

/s/ John A. Balli
John A. Balli
President and Chief Executive Officer